UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2019

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated November 14, 2019

Item 1

RELEVANT INFORMATION

Bogota, November 14, 2019. GRUPO AVAL ACCIONES Y VALORES S.A (“Grupo Aval” or the “Company”) informs that the issuance of the FIRST TRANCHE OF THE ISSUANCE PROGRAM OF SENIOR NOTES was carried out today for a total amount of COP$400,000,000,000 (Approximately US$116 Million).

The offering, which was successfully placed, received demands from investors for more than COP$ 752,000,000,000 (Approximately US$218 Million), a bid to cover of 1.9 times.

The issuance is rated AAA by BRC Investor Services S.A. Securities Rating Company.

Notes were placed as follows:

Serie – Subserie	Placed Amount	Spread (Over CPI*)
Serie A – Subserie A20 20 years spread over CPI E.A.R.	COP$300,000,000,000 (Approx. US$87 Million)	3.69%
Serie C – Subserie C5 5 years fixed rate E.A.R.	COP$100,000,000,000 (Approx. US$29 Million	6.42%
Total	COP$400,000,000,000 (Approx. US$116 Million)

*Colombia’s Consumer Price Index /CPI and Spread are calculated as Effective Annual Rates (EAR)

Colombian peso figures have been translated for convenience into U.S. dollars at the representative market rate as computed and certified by the Superintendency of Finance of Ps 3,441.89 as of November 14, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2019

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel